

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2010

Mr. Daniel D. O'Neill
Principal Executive Officer
Direxion Shares ETF Trust II
33 Whitehall Street, 10th Floor
New York, NY 10004

> **Re:** **Direxion Shares ETF Trust II**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 14, 2010**
> **File No. 333-168227**

Dear Mr. O'Neill:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We have reviewed your response to comment 1 from our letter dated August 16, 2010, and we reissue the comment in part. Please include the disclosure required by Items 303, 305 and 403 of Regulation S-K. While we recognize that you have not yet commenced operations, you should be able to comply with certain elements of these items. By way of example only, we would expect to see disclosure relating to critical accounting policies, your expectations regarding liquidity, and anticipated market and credit risks that you may face.

2. We have reviewed your response to comment 3 from our letter dated August 16, 2010. Please inform us when you have filed the registration statement with the National Futures Association for review.

Prospectus Cover Page

3.   We have reviewed your response to comment 6 from our letter dated August 16, 2010 and we reissue the comment. The prospectus cover page may be no longer than one page in accordance with Item 501(b) of Regulation S-K.

4.   We note your response to comment 7 from our letter dated August 16, 2010 and we reissue the comment. We were unable to find the disclosure indicated in your response. Please revise to disclose the initial price that will be paid per share by the initial authorized purchaser if such initial price would not be at the fund's net asset value.

5.   We have reviewed your response to comment 8 from our letter dated August 16, 2010. Please note that pursuant to Rule 415(a)(2), you may only register that amount of securities that you reasonably expect to offer and sell within two years of the effective date of the registration statement, and that the offering must terminate within three years from the date of effectiveness. Please revise your disclosure to state the date that the offering will end. See Item 501(b)(8)(iii) of Regulation S-K.

6.   Please identify on the cover page the trading symbol for the fund and each series, if known. Refer to Item 501(b)(4) of Regulation S-K.

Summary, page 1

Risk Factors, page 3

7.   We have reviewed your response to comment 14 from our letter dated August 16, 2010 and are unable to agree with your response. The summary should be brief and highlight the most key aspects of the offering. You should carefully consider and identify those aspects of the offering, including the risk factors, that are most significant and not merely repeat text from the body of the prospectus. Refer to Item 503 of Regulation S-K. We reissue the comment.

Fees and Expenses, page 11

8.   We have reviewed your response to comment 16 from our letter dated August 16, 2010 and note that you still use the word "registration" when referring to SEC fees. It remains unclear to us as to what fees you are referring as there is no fee levied by the SEC for ongoing reporting obligations. If the fees relate to preparation of documents to meet your future SEC reporting obligations, please clarify, or advise.

Risk Factors, page 14

9.   We have reviewed your response to comments 18 and 19 from our letter dated August 16, 2010. We are unable to agree with your response and we reissue these comments. Please refer to Item 503(c).

Investment Objectives and Principal Investment Strategies, page 35

Swap Agreements, page 37

10.   We have reviewed your response to comments 26 and 27 from our letter dated August 16, 2010. Please add disclosure to the prospectus that is consistent with your responses. In addition, please identify the large domestic banks and broker/dealers referred to in your responses.

11.   We note your response to comment 28 from our letter dated August 16, 2010. We will continue to monitor future amendments for your response.

Non-U.S. Futures Exchanges, page 40

12.   We have reviewed your response to comment 30 from our letter dated August 16, 2010 and note that you do not intend to trade on non-U.S. exchanges. We further note that you have retained disclosure of non-U.S. exchanges in the prospectus. Please advise us as to why you believe this disclosure is necessary if it is not your intent to trade on international exchanges.

Use of Proceeds, page 46

13.   We have reviewed your response to comment 33 from our letter dated August 16, 2010, and we reissue in part our prior comment. We note your disclosure that <u>substantially</u> all of the proceeds of the offering will be used to enter into financial instruments that may be used in combination with cash or cash equivalents or other high credit quality short-term fixed income or similar securities for collateral or margin. Please also disclose any other use of the proceeds.

Charges, page 47

Operational Stage, page 48

Other Transaction Costs, page 49

14.   We have reviewed your response to comment 34 from our letter dated August 16, 2010. Please add disclosure to the prospectus that is consistent with your response.

Executive Officers of the Trust and Principals and Significant Employees of the Sponsor, page 56

15.   Please clarify the dates of employment for Messrs. Fusaro, Birtwell, Bach and Rudnick so that it is clear from your disclosure what their business experience has been for the past five years. In addition, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a member of the sponsor or advise us why such disclosure is not applicable. Refer to Item 401(e)(1) of Regulation S-K.

Material Contracts, page 64

Distribution Agreement, page 65

16.   We have reviewed your response to comment 40 from our letter dated August 16, 2010. Please include a discussion of the fee structure set forth in the distribution agreement as this would appear to be a material term of the agreement.

Index to Financial Information, page 81

17.   Please tell us what financial statements you will be including in future amendments. Please note that in addition to financial statements of the registrant, certain disclosure should be presented on a series basis, including series-level (1) financial statements and audit opinions, (2) business and property descriptions, (3) risk factor disclosure, and (4) evaluations and disclosure about the effectiveness of disclosure controls and procedures and internal controls and procedures. Please refer to Question 104.01 of the Compliance and Disclosure Interpretations on the Securities Act Sections which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Item 16. Exhibits and Financial Statement Schedules

18.   We have reviewed your response to comment 32 from our letter dated August 16, 2010. Please add the license agreement to the exhibit index with your next amendment. If you are not prepared to file the exhibit with your next amendment, please indicate that the exhibit will be filed by amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Adam R. Henkel, U.S. Bancorp Fund Services
        Francine J. Rosenberger, K&L Gates LLP